FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 21, 2004

Lucky1 Enterprises Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Interim Financial Statements – March 31, 2004 including C.F.O.

Certification

Exhibit

 2

Schedule “B” – Management Discussion & Analysis for the three month period ended March 31, 2004 (dated May 21, 2004.)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: May 21, 2004

Exhibit 1.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, President and C.F.O. of Lucky 1 Enterprises Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lucky 1 Enterprises Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 21, 2004.

“Bedo H. Kalpakian”

[Bedo H. Kalpakian]

[President, C.E.O. & C.F.O.]

LUCKY 1 ENTERPRISES INC.

FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED MARCH 31, 2004

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor.)

LUCKY 1 ENTERPRISES INC.

BALANCE SHEETS

(Unaudited – Prepared by Management)

	March 31	December 31
	2004	2003
	(unaudited)	(audited)

Current Assets
Cash and term deposits	$11,414	$$73,673
Receivables	5,590	0
Marketable securities	1,088,200	528,200
Receivables from related parties (note 6)	43,709	0
	1,148,913	601,873
Cash held on behalf of related party (note 6)	646,098	138,361
Investment in Inter-Café Project	90,000	25,000
Mineral Property – Extra High (note 4)	15,000	0
Property and equipment (Note 5)	12,283	13,078
	$1,912,294	$778,312

Current Liabilities
Payables and accruals	$49,024	$39,673
Payable to related parties (Note 6)	811,364	211,762
	860,388	251,435

Capital Stock (note 7)	$22,559,414	$22,459,414
Subscription shares	0	0
Contributed Surplus	3,460	3,460
Deficit	(21,510,968)	(21,935,997)

Shareholders’ Equity ( Deficiency)	1,051,906	526,877
	1,912,294	778,312

Going concern (Note 2)

Subsequent events (Note 13)

On behalf of the Board,

“Bedo H. Kalpakian”

     “J. Wayne Murton”

Director

     Director

LUCKY 1 ENTERPRISES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – Prepared by Management)

	Three months ended
	March 31

	2004	2003

Income
Revenue	$37,608	$3,643
Interest	162	627
	37,770	4,270

Expenses
Amortization	795	1,672
Finance, interest and foreign exchange	1,133	116
Legal, accounting and audit	17,012	7,985
Management fees	60,000	17,200
Office and miscellaneous	52,587	847
Professional and Consulting fees	32,000	759
Regulatory and transfer fees	1,260	787
Rent	1,599	1,636
Salaries and benefits	5,008	6,475
Shareholder communication	3,247	0
Travel, meals and entertainment	119	372
Telephone	766	647
	175,526	38,496

Loss before other items	(137,756)	(34,226)

Gain on sale of securities	562,785	0
Net profit/(loss) for the period	425,029	(34,226)

Deficit, beginning of period	(21,935,997)	(21,895,822)

Deficit, end of period	$(21,510,968)	$(21,930,048)

Weighted average number of shares	10,652,060	4,610,489

Basic and fully diluted (loss) gain per common share	$0.04	$(0.01)

LUCKY 1 ENTERPRISES INC.

 STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three months ended
	March 31

	2004	2003
Cash provided by (used for)

Operating
Net (loss)/profit	$425,029	$(34,226)
Amortization	795	1,672
	425,824	(32,554)
Change in non-cash operating
working capital
Receivables	(5,590)	(25,764)
Payables and accruals	9,351	(2,003)
Payable to related parties	48,156	36,073
	51,917	8,306
	477,741	(24,248)

Investing

Mineral Property – Extra High	(15,000)	0
Inter-Café Project	(65,000)	0
Marketable Securities	(560,000)	(180,000)

Financing
Issuance of common shares	100,000	0
Subscription shares	0	200,000
	(540,000)	20,000

Increase (decrease) in cash and cash equivalents	(62,259)	(4,249)

Cash and cash equivalents, beginning of period	73,673	6,364

Cash and cash equivalents, end of period	$11,414	$2,115

1.    Nature of Operations

The Company was incorporated on August 24, 1984 in the Province of British Columbia and has interests in the Extra High Property located in the Province of British Columbia, Lithium mineral properties located in the Province of Ontario, an investment in software for on-line gaming, an investment in the securities of a publicly listed related company and, an investment in the Inter Café Project.

2.    Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The company’s common shares are quoted and trade on the OTC Bulletin Board under the trading symbol “LKYOF”.

The company has incurred significant operating losses in prior years and has a working capital deficiency.  The company’s efforts are directed at pursuing opportunities of merit.  It is the Company’s intention to pursue equity and debt financings in order to conduct its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes the actions that have already been taken or planned, as described above, will mitigate the adverse conditions.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.    Summary of significant accounting policies

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.  These financial statements have been prepared in accordance with certain recommendations of the Canadian Institute of Chartered Accountants (CICA) concerning interim financial statements which came onto effect for fiscal years commencing on or after January 1, 2001. Accordingly, these statements show a comparative balance sheet as of the end of the immediately preceding fiscal year. These statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, and should be read in conjunction with the most recent annual financial statements. In the opinion of the company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.  These Interim financial statements have not been reviewed by the Company’s auditor.

(a)

Basis of presentation

The financial statements include all the accounts of Lucky 1 Enterprises Inc. and do not include the accounts of its wholly owned investment, Blue Rock Mining Inc. (“Blue Rock”), due to the fact that Blue Rock was dissolved during 2003.

3.

Summary of significant accounting policies (continued)

(b)

Use of estimates

In conformity with generally accepted accounting principles management is required to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

(c)

Mineral properties

The Company‘s principal business is in the acquisition, exploration and development of mineral properties. The mineral properties are recorded at cost.  The costs relating to a property abandoned are written off when the decision to abandon is made.

(d)

Software Development

Pursuant to a Licensing Agreement entered into by the Company on November 4, 2002, the Company has paid to Las Vegas From Home.com Entertainment Inc., a related company, a one-time-only Licensing Fee of $200,000, as a result of which, the Company owns 50% of a gaming software for three card games. The Company expenses all research and development costs when incurred until the product reaches technological viability, at which point all material research and developments costs are capitalized.  During the three month period ended March 31, 2004, there were no material research and development costs incurred and capitalized.

(e)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period.  The dilutive effect of options and warrants is not reflected in loss per share as the effect would be anti-dilutive.

(f)

Marketable Securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.  The cost of all marketable securities which the Company holds is $1,233,200.  The market value of these securities is $1,088,200.  The Company holds 4,000,000 common shares of Las Vegas From Home.com Entertainment Inc., a related party (market value - $1,080,000).

(g)

Property and equipment - Amortization

Property and equipment are recorded at cost.  The company amortizes its assets on the declining balance method at the following annual rates:

Furniture and equipment

20%

Computer equipment

30%

(h)

Stock-based compensation plan

Effective January 2002, the Company adopted the new Handbook recommendation in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

3.

Summary of significant accounting policies (continued)

i)

Revenue Recognition

The Company earns revenues from customers of Las Vegas From Home.com Entertainment Inc (“Las Vegas”) a related company, in accordance with a Licensing Agreement which entitles the Company to 40% of revenues that are generated by Las Vegas from certain on-line games.  The Company recognizes the revenue on an accrual basis.

(j)

Financial instruments

The Company's financial instruments consist of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The carrying value of cash and term deposits, amounts receivable from related parties, accounts payable and accrued liabilities and amounts payable to related parties approximates their fair value.

The fair value of marketable securities is assumed to approximate quoted market values, as disclosed in note 3(f).  The Company is exposed to significant market risk with respect to marketable securities.

(j)

Income Taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method future Income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

4. Mineral properties

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) in respect to certain mineral claims which are situated in the Kamloops Mining Division in the Province of British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement, Lucky has the right to acquire a 100% interest in the Extra High Property, subject to a 1½% Net Smelter Returns Royalty, by making staged cash payments totaling $150,000 (of which $15,000 was paid upon the execution of the Option Agreement) and incurring exploration expenditures on the Extra High Property totaling $500,000 over a period of 3 years.  Upon Lucky earning a 100% interest in the Extra High Property, Lucky may at anytime purchase 50% of the Net Smelter Returns Royalty by paying to the Optionor the sum of $500,000 leaving the Optionor with a 0.75% Net Smelter Returns Royalty.

The company has a 100% interest in Lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario. During 2000, the company wrote off these mineral properties.

5.    Property and equipment

			March 31, 2004	December 31, 2003
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value

Furniture and
equipment	$126,494	122,377	$7,117	$7,492
Computer equipment	35,112	29,946	5,166	5,586

	$161,606	$152,323	12,283	$13,078

6.    Related party transactions

	March 31 2004	December 31, 2003
Loan payable to Las Vegas From Home.com Entertainment Inc. (“LVFH”)	$0	$(2,471)
Receivable from Las Vegas From Home.com Entertainment Inc. (“LVFH”)	43,709	0
Cash held on behalf of LVFH	(646,098)	(138,361)
Director’s loan/interest payable	(150,076)	0
Loan payable to Kalpakian Bros. of B.C. Ltd.	(15,190)	(70,930)

Total (payable to)/receivable from related parties	$(767,655)	$(211,762)

a)   The Company shares office premises with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a

      related company.  The Company charges Las Vegas for its proportionate share of payroll expenses and other expenses (“LVH Obligations”).  For the three month period ended March 31, 2004 Las Vegas has paid to the

      Company the sum of $ 47,401 for the LVH obligations.  Subsequent to August 2001 rent for the office premises is paid by Las Vegas and the Company is charged for its proportionate share which is $1,599 for the three month period ended March 31, 2004.

b)

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 14, 2003, the aggregate amount of expenditures made to Management fees totalled $60,000 during the three month period ended March 31, 2004, (2002: $30,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.  On August 14th, 2003 an addendum to the New Management Services Agreement was approved by the Company’s Board of Directors with both Bedo H. Kalpakian and Jacob H. Kalpakian abstaining from the vote whereby the Company’s Board approved the increase of the monthly fee to $20,000 plus G.S.T. effective as of July 1, 2003 and that all other terms and conditions of the New Management Services Agreement to remain unchanged and in full force and effect.

c)

Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company, entered into Private Placement Flow-Through Share Financing Agreements with the Company on December 29, 2003 and March 10, 2004 for the purchase of 850,000 Flow-Through Share Units and 1,000,000 Flow-Through Share Units at the purchase price of $0.10 per unit respectively. Each Unit consisting of one common share (the “Flow-Through Shares”) of the Company which will be a “flow-through share” pursuant to the provisions of subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”)

6.(c)

Related party transactions (continued)

each Warrant entitling the holder to purchase one common share (the “Flow-Through Warrant Shares”) which will be a “flow-through share” at a price of  $0.15 per Flow-Through Warrant Share for a period of 12 months and thereafter at a price of  $0.20 per Flow-Through Warrant Share for a further 6 months, and thereafter one common share (the “Non-Flow-Through Warrant Shares) of the Company at a price of $0.20 per Non-Flow-Through Warrant Share for a further 6 months.  All common Shares and non-transferable Warrants of the Company pursuant to these Private Placement Financings have been issued.

7.    Capital stock

(a)

Authorized: 200,000,000 common shares without par value.

(b)

changes in issued capital stock:

March 31, 2004			December 31, 2003
	Number of Shares	Amount	Number of Shares	Amount
Balance beginning of period	9,902,060	$22,459,414	7,287,075	$21,501,417
Shares issued in settlement of debt	0	0	89,985	17,997
Private placements	1,000,000	100,000	2,525,000	985,000
Finder’s fee	0	0	0	(45,000)
Balance end of period	10,902,060	$22,559,414	9,902,060	$22,459,414

(c)

Warrants:

For the three month period ended March 31, 2004, no warrants have been exercised or have expired.  Pursuant to a private placement flow-through share financing on March 10, 2004, 1,000,000 warrants have been issued which are exercisable at $0.15 per flow-through common share in the first year and at $0.20 per flow-through common share for the following six months and at $0.20 per non-flow through common share for the remaining 6 months.  As at March 31, 2004, the following warrants are outstanding.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the expiry dates as follows:

		Exercise
	Number of	Price per
Expiry dates	warrants*	warrant $

June 17, 2004	2,700,000	0.20
August 30, 2004	1,740,000	0.20
September 20, 2004	2,000,000	0.20
December 30, 2004	850,000	0.15
and December 31, 2005		0.20
March 10, 2005	1,000,000	0.15
and March 10, 2006		0.20

Total Number of warrants outstanding	8,290,000	0.15 - 0.20

*One warrant is required to purchase 1 (one) common share.

7.

Capital stock (continued)

(d)

Stock options

The Company has a 2002 Stock Option Plan to provide directors, officers, employees and consultants with options to purchase up to a total of 713,707 common shares of the Company of which 366,899 stock options are currently outstanding.  Furthermore, the Company has a 2003 Stock Option Plan which provides for the granting of 968,708 incentive stock options to directors, officers, employees and consultants of the Company.  During the three month period ended March 31, 2004, no stock options were granted, exercised or cancelled, however, 346,000 stock options expired on March 21, 2004.

Stock Options	Number of options * *	Exercise Price per option $
Balance beginning of period	712,899	$CDN 2.25 & US 0.15

Options expired	(346,000)	$ US 0.15
Options granted	-	-
Options exercised	-	-
Options cancelled	-	-

Balance end of period	366,899	$CDN 2.25 & US 0.15

** One option is required to purchase 1 (one) common share.

As at March 31, 2004, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price with the expiry dates as follows:

Expiry dates	Number of options * *	Exercise price $
September 23, 2004	350,000	$US 0.15
April 9, 2004	1,659	$CDN 2.25
May 26, 2004	4,229	$CDN 2.25
October 5, 2004	3,240	$CDN 2.25
February 3, 2005	7,771	$CDN 2.25

Total options outstanding	366,899	$CDN 2.25 &US 0.15

** One option is required to purchase 1 (one) common share.

8.  Commitment

The company has an equipment lease expiring in 2005 with minimum annual payments of $4,440.

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a related company.  The remuneration for the services is $20,000 per month.  The agreement expires in October, 2004 and is renewable.

9.  Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

Loss carry forwards

As at December 31, 2003, the non-capital losses carry forward for income tax purposes amount to $3,237,000.  The tax benefits related to the loss carry forward have not been recognized in the financial statements and expire as follows:

2004	556,000
2005	640,000
2006	725,000
2007	452,000
2008	319,000
2009	440,000
2010	105,000

Other

The pools of eligible Canadian development and exploration expenditures amount to $2,705,000.  They can be sheltered for future earnings from resource properties.  In addition, the tax value of the company’s depreciable assets is $637,000 greater than book value.  This excess may be claimed as deductions for income tax purposes in future years.  The company has not recorded in its financial statements the potential income tax benefits that may be derived from those losses and other deductions because of the uncertainty that the benefits will be realized.

10.    Software Development

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain gaming software consisting of three card games (the “Gaming Software”).  Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the Gaming Software, as a result of which, the Gaming Software is now equally owned by Las Vegas and the Company.  Las Vegas shall be the operator of the Gaming Software and shall market the three card games.  Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the Gaming Software and the Company shall receive 40%.  The Company’s share of revenues from the Gaming Software was $100,951 as of December 31, 2003. For the three month period ended March 31, 2004 the Company’s share of revenues from the Gaming Software was $37,608 (2003: $3,643).

11.    Investment in Las Vegas From Home.com Entertainment Inc. (a related company)

On March 11, 2003 the Company entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a related company, whereby the Company acquired, for investment purposes, 2,500,000 common shares in the capital of Las Vegas at the price of $0.10 per share, for a total amount of $250,000.  In respect to this transaction, the final approval of the TSX Venture Exchange was obtained on May 12, 2003 by Las Vegas.  The Company’s 2,500,000 common shares in the capital of Las Vegas had a hold period which expired on September 13, 2003 (the “Restricted Period”).  After the expiry of the Restricted Period, the Company sold (during 2003) the 2,500,000 common shares at an average price of $0.14 per common share for a total amount of $354,295.

On September 8, 2003, the Company entered into a Private Placement Financing Agreement with Las Vegas, whereby the Company acquired for investment purposes, 1,000,000 common shares in the capital of Las Vegas at the price of $0.10 per share for a total amount of $100,000.  In respect to this transaction, the final approval of the TSX Venture Exchange was obtained on September 15, 2003 by Las Vegas.  The Company’s 1,000,000 common shares in the capital of Las Vegas had a hold period which expired on January 15, 2004 (the “Restricted Period”).

On September 19, 2003, the Company and other individuals entered into a Private Placement Financing Agreement with Las Vegas, whereby the Company acquired for investment purposes,

3,000,000 common shares in the capital of Las Vegas at the price of $0.14 per common share for a total amount of $420,000.  The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on October 3, 2003.  The 3,000,000 Las Vegas common shares owned by the Company had a hold period which expired on February 3, 2004 (the “Restricted Period”)

During the period ended March 31, 2004, the Company sold all of the 4,000,000 common shares of Las Vegas which the Company owned in its portfolio at an average price of $0.31 per share to net the Company $1,240,000.

On January 20, 2004, the Company entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas, whereby the Company acquired, for investment purposes, 1,250,000 common shares in the capital of Las Vegas at the price of Canadian $0.32 per common share, for a total amount of Canadian $400,000.  The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on February 19, 2004.  The 1,250,000 Las Vegas common shares owned by the Company have been issued and have a hold period expiring on June 20, 2004 (the “Restricted Period”).

On February 12, 2004, the Company entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas, whereby the Company acquired, for investment purposes, 2,750,000 common shares in the capital of Las Vegas at the price of Canadian $0.30 per common share, for a total amount of Canadian $825,000.  The Company may in the future either increase or decrease its investment in Las Vegas.  The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on February 19, 2004.  The 2,750,000 Las Vegas common shares were issued to the Company and have a hold period expiring on June 20, 2004 (the “Restricted Period”).

12.    Investment in Inter-Café Project

The Company entered into an Investment Agreement on January 26, 2004 with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.

13.    Subsequent Events

The Company entered into a Debt Settlement Agreement on April 8, 2004 for the geological services provided by a company owned by a director of the Company whereby a total of 22,827 common shares of the Company were issued in full satisfaction of the debt totalling $3,424.

The Company entered into Stock Option Agreements on April 21, 2004 to grant an aggregate of 971,175 common shares in the capital of the Company to Directors, Officers, Employees and Consultants at an exercise price of U.S. $0.15 per common share.

At the Annual General Meeting of the Company which was held on April 30, 2004, the shareholders approved the Audited Financial Statements for the year ended December 31, 2003 and the Auditor’s report thereon; the re-election of the Company’s Board of Directors; the re-appointment of the Company’s Auditor, Smythe Ratcliffe, for the ensuing year and, the adoption of the Company’s 2004 Stock Option Plan whereby the Company may reserve for granting to Directors, Officers, Employees and Consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the Notice of Annual General Meeting dated March 12, 2004 which was mailed to all shareholders as of the record date.

Exhibit 2.

Form 51-102F1

LUCKY 1 ENTERPRISES INC.

Management Discussion & Analysis

Interim (unaudited) Financial Statements for the

Three month period ended

March 31, 2004

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the unaudited interim financial statements and the notes thereto for the three month period ended March 31, 2004 and 2003, and which are prepared in accordance with Canadian generally accepted accounting principals.  The unaudited interim financial statements and notes thereto have not been reviewed by the Company’s Auditor.  The following discussion and analysis should also be read in conjunction with the audited financial statements and the notes thereto for the years ended December 31, 2003 and 2002.

This is the Company’s first management discussion and analysis (“MD&A”) required under NI-51-102 and therefore the following will include all the disclosure required under Form 51-102F1 for Annual MD&A.

The following information is prepared as at May 21, 2004.

Description of Business

Lucky 1 Enterprises Inc. (“Lucky” or the “Company”) is a junior mineral exploration company with interests in the Extra High Mineral Claims located in the Province of British Columbia and, Lithium Mineral Properties located in the Province of Ontario. Lucky has made an investment in software for on-line gaming, an investment in securities of a publicly listed related company and an investment in the Inter-Café Project.  Currently, the principal business of Lucky is in mineral exploration.

Most recently, the Company entered into a Property Option Agreement with an arms length party (the “Optionor”) to purchase, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property which is located in the Kamloops Mining Division in the Province of British Columbia.

Additional information relating to the Company is on SEDAR at www.sedar.com .  Lucky is a reporting issuer in the Provinces of British Columbia, Alberta and Quebec and files all public documents, including an AIF in its alternate form, on www.Sedar.com .  Lucky is a foreign issuer in the United States of America and in this respect, files on www.sec.gov/edgar , its Annual Report on Form 20-F and other reports on Form 6K.

Selected Annual Information

Selected annual information from the audited financial statements for the three years ended December, 31, 2003, 2002 and 2001 is shown in the following table:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Revenue	$100,951	$0	$0
Interest Income	1,421	356	420
Loss before other items	201,763	449,753	303,483
Loss per common share before other items	0.02	0.12	0.45
Fully diluted loss per common share before other items	0.01	0.03	0.11
Net loss	40,175	449,397	291,116
Net loss per common share	0.00	0.12	0.45
Fully diluted net loss per common share	0.00	0.03	0.11
Total Assets	778,312	52,953	55,422
Long term financial obligations	4,440	4,440	4,440
Cash dividends	Nil	Nil	Nil

For the twelve month period ended December 31, 2003, the Company has recorded Revenue of $100,951 generated from the Company’s investment in the Gaming Software.  Interest Income increased as a result of interest earned on higher cash balances in the bank.  The Loss before other items, and the Loss per common share on a fully diluted and non-diluted basis before other items, does not take into account the one-time gain from the dissolution of Blue Rock Mining Inc., the gain on the sale of marketable securities and interest income.  The Net Loss was reduced as a result of increased revenue and interest income, a net profit from the disposition of marketable securities, a one time gain from the dissolution of Blue Rock Mining Inc., and, a reduction in operating expenses, as a result the basic net loss per common share on a fully diluted and non-diluted basis was Nil.   Total Assets comprises cash and term deposits, marketable securities, receivable from related parties, cash held on behalf of a related party, deposit on the investment in the Inter-Café Project, and property and equipment.  In respect to the Company’s long term financial obligations, the Company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.  Since its incorporation, the Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

The weighted average number of common shares was 8,446,237 in 2003 as compared to 3,701,242 for the same period in 2002 and, 652,905 for the same period in 2001.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the three month period ended March 31, 2004, the Company recorded Revenue of $37,608 as compared to $3,643 for the same period in 2003, due to an increase in income being generated from the Company’s investment in the Gaming Software.  The interest income was $162 as compared to $627 for the same period during 2003 reflecting a reduction of cash balances in the bank.  The loss before other items was $137,756 as compared to $34,226 for the same period in 2003 due to the fact that the total expenses increased to $175,526 reflecting an increase in the level of the Company’s activities compared to $38,496 for the same period in 2003.

Items which contributed to an increase in operating expenses during the period ended March 31, 2004 were finance, interest and foreign exchange costs, legal, accounting and audit fees, management fees, office and miscellaneous expenses, professional and consulting fees, regulatory and transfer fees, and shareholder communication and telephone costs.

During the three month period ended March 31, 2004, the Company recorded a gain of $562,785 on the sale of marketable securities compared to Nil during the same period in 2003.  The weighted average gain per common share was $0.04 compared to a (loss) of ($0.01) during the same period in 2003.  Total assets of $1,912,294 (2003: $252,797) comprises cash and term deposits, receivables, marketable securities, receivables from related parties, cash held on behalf of related party, investment in the Inter-Café Project, investment in the Extra High Mineral Property, and property and equipment.  The Company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.  The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the three month period ended March 31, 2004, the Company had a net gain of $425,029; $0.04 per share, compared to a net (loss) of ($34,226); ($0.01per share) in the same period of 2003.

During the three month period ended March 31, 2004, the weighted average number of shares was 10,652,060 compared to 4,610,489 for the same period in 2003.

For the three month period ended March 31, 2004, the Company had a working capital of $288,525 as compared to a working capital (deficit) of ($176,728) in the same period of 2003.

In the spring of 2004, Lucky commissioned an independent review of the Extra High Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004 titled “National Policy 43-101 Report, Extra High Property, Kamloops Mining Division, British Columbia”.  The report recommends exploration work programs be carried out on the Extra High Property in order to evaluate the mineral potential of the Extra High Property.  This report has been filed on www.Sedar.com by the Company.

Fourth Quarter, (December 31, 2003)

During the three month [fourth quarter] period ended December 31, 2003, the Company had a net (loss) of ($20,211) ($0.00 per share) compared to a net (loss) of ($252,209) ($0.07 per share) in the same three month [fourth quarter] period of 2002.  Operating costs have decreased compared to the same period in the previous year.  Costs relating to shareholder communications and regulatory and transfer fees contributed mainly to the decrease in operating costs.

The Company’s fourth quarter revenue for the three month period ended December 31, 2003 was $38,346 (2002: $Nil) as a result of revenue generated from the Company’s investment in the Gaming Software.

Risks related to our Investments

The Company entered into an Investment Agreement on January 26, 2004 with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.  The Inter-Café Project is still in its conceptual stage and has not yet been developed.  There are no assurances whatsoever that the Inter-Café Project will ever be developed or if developed, shall prove to be successful.  It is quite possible that the Company may lose its investment in the Inter-Café Project and the Company may have to write-off, in its entirety, its investment in the Inter-Café Project.

Lucky has invested by purchasing a total of 4,000,000 common shares of Las Vegas From Home.com Entertainment Inc., a related company, for the total sum of $1,225,000 (the “Las Vegas Shares”).  Lucky is exposed to significant market risk with respect to the Las Vegas Shares.  There are no assurances whatsoever that Lucky will recover its investment in the Las Vegas Shares.  It is quite possible that Lucky might lose all its investment in the Las Vegas Shares and might have to write-off, in its entirety, Lucky’s investment in the Las Vegas Shares.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain gaming software consisting of three card games (the “Gaming Software”).  Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the Gaming Software, as a result of which, the Gaming Software is now equally owned by Las Vegas and the Company.  Las Vegas shall be the operator of the Gaming Software and shall market the three card games.  Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the Gaming Software and the Company shall receive 40%.  The Company’s share of revenues from the Gaming Software was $100,951 for the twelve month period ended December 31, 2003 (2002: $Nil) and, for the period ended March 31, 2004 was $37,608 (2003:$3,643).  To date, the Gaming Software has generated some revenues for the Company, however, there are no assurances whatsoever that the Gaming Software shall continue to generate any revenues for the Company in the future.  It is quite possible that the Gaming Software may stop generating any revenues for the Company, and the Company might have to write-off, in its entirety, the Company’s investment in the Gaming Software.

On March 26, 2004, Lucky entered into an Option Agreement with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia.  Pursuant to the Option Agreement, Lucky is required to make staged cash payments to the Optionor totalling $150,000 of which $15,000 has already been paid and, must incur exploration expenditures on the Extra High Property totalling $500,000 over a period of 3 years.  Upon acquiring the 100% undivided interest, Lucky may purchase 50% of the Net Smelter Returns Royalty (i.e, 0.75%) by making a cash payment of $500,000 to the Optionor.   Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  It is quite possible that Lucky might lose all its investment in the Extra High Property and might have to write-off, in its entirety, Lucky’s investment in the Extra High Property.

Summary of Quarterly Results

The following are the results for the nine most recent quarterly periods, starting with the three month quarterly period ended March 31, 2004:

For the Quarterly Periods ending on:	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Total Revenues	$37,770	38,346	53,297	5,038	4,270
Income (loss) before other items	(137,756)	(77,508)	(19,711)	(70,318)	(34,226)
Earnings (loss) per common share before other items	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
Fully diluted earnings (loss) per common share before other items	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net income (loss) for the period	425,029	(20,211)	234,584	(220,322)	(34,226)
Basic net earnings (loss) per share	0.04	(0.00)	0.03	(0.03)	(0.01)
Diluted net earnings (loss) per share	0.02	(0.00)	0.01	(0.01)	(0.00)

For the Quarterly Periods ending on:	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002
Total Revenues	$314	28	8	6
Income (loss) before other items	(252,210)	(51,943)	(70,115)	(75,129)
Earnings (loss) per common share before other items	(0.03)	(0.00)	(0.02)	(0.02)
Fully diluted earnings (loss) per common share before other items	(0.01)	(0.00)	(0.01)	(0.02)
Net income (loss) for the period	(252,209)	(51,944)	(70,115)	(75,129)
Basic net earnings (loss) per share	(0.07)	(0.02)	(0.05)	(0.03)
Diluted net earnings (loss) per share	(0.02)	(0.00)	(0.01)	(0.02)

For the quarterly period ending March 31, 2003, the Company started receiving revenue from its investment in the Gaming Software.  The Company’s total revenues for the periods ending March 31, 2003, June 30, 2003, September 30, 2003, December 31, 2003 and March 31, 2004 were mainly generated from the Company’s investment in the Gaming Software.

For the quarterly period ending September 30, 2003, the Company realized a net income of $234,584 as compared to a net (loss) of ($220,322) for the immediately preceding quarter due mainly to the Company realizing a gain on its investment in marketable securities.  As a result, the basic net earnings (loss) per share for the quarterly period ended September 30, 2003 was 0.03 as compared to a (loss) of ($0.03) for the immediately preceding quarterly period, and the diluted earnings (loss) per share was $0.01 as compared to a (loss) of ($0.01) for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2004, the Company realized a net income of $425,029 as compared to a net (loss) of ($20,211) for the immediately preceding quarterly period mainly due to the Company realizing a gain on its investment in marketable securities.  As a result, the basic net earnings (loss) per share for the quarterly period ended March 31, 2004 was $0.04 as compared to($0.00) for the immediately preceding quarterly period and the diluted earnings (loss) per share for the quarterly period ended March 31, 2004 was $0.02 as compared to ($0.00) for the immediately preceding quarterly period.

Liquidity and Capital Resources

During 2004, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  The Company has limited earnings and does not expect to have meaningful earnings in the future.  However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the terms of the Option Agreement dated March 26, 2004, between the Company and the Optionor, the Company has the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1½% Net Smelter Returns Royalty, by making staged cash payments totaling $150,000 (of which $15,000 has already been paid) and incurring $500,000 of exploration expenditures over a period of 3 years.  In respect to the required financing for the Extra High Property, the Company is currently preparing an offering memorandum in order to offer to residents of the Provinces of British Columbia and Alberta up to 1,250 units of the Company’s securities in order to raise up to $1,250,000.  Each Unit shall consist of 5,000 common shares [of which 3,000 will be “Flow-Through Common Shares” and 2,000 will be “Non-Flow-Through Common Shares”] and 5,000 Warrants to purchase 5,000 “Non-Flow-Through Common Shares” [one warrant shall be required to purchase one “Non-Flow-Through Common Share” @ $0.20 per share for a period of 12 months].  Due to reasons beyond Lucky’s control including, but not limited to, fluctuating metal prices and adverse financial market conditions, it is quite possible that Lucky might not be able to raise the required funding for its proposed exploration programs and may possibly have to abandon and write-off its investment in the Extra High Property.

The Company has granted stock options and has issued warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options or warrants be exercised by any party, then any funds received by the Company shall be used for working capital purposes.  However, there are no assurances whatsoever that any stock options or warrants will be exercised before their respective expiry dates.

During the twelve month period ended December 31, 2003 no stock options were exercised, 350,000 stock options expired on September 21, 2003 and, on September 23, 2003, 350,000 stock options at an exercise price of U.S $0.15 per share were granted to two directors.  Stock Option Agreements dated March 21, 2003 with two directors for an aggregate of 346,000 shares were amended as to exercise price only to U.S. $0.15 per share.  In addition, 800 stock options at CDN $2.25 per share were cancelled during the fourth quarter ended December 31, 2003.  During the twelve month period ended December 31, 2003 no share purchase warrants were exercised, cancelled or expired, however, 850,000 warrants were issued pursuant to a Non-Brokered Private Placement on December 30, 2003.

During the three month period ended March 31, 2004 no stock options were exercised, granted or cancelled, however, 346,000 stock options expired on March 21, 2004.  During the three month period ended March 31, 2004 no share purchase warrants were exercised, cancelled or expired, however, 1,000,000 warrants were issued pursuant to a Non-Brokered Private Placement on March 10, 2004.

During the twelve month period ended, December 31, 2003 the Company acquired, by means of Private Placement Financing Agreements 6,500,000 common shares in the capital of Las Vegas from Home.com Entertainment Inc., a related company, (the “Las Vegas Securities”) at prices ranging between $0.10 and $0.14 for a total amount of $720,000.  The Company sold 2,500,000 common shares of the Las Vegas Securities at an average price of $0.14 per common share for a net profit of $354,295 and has, as a result, realized a gain on the sale of some of the Las Vegas Securities. The cost of marketable securities was $528,200 (2002 - $4).  The market value of these securities was $850,500.  The Company held $520,000 (market value - $840,000) of Las Vegas Securities.

During the three month period ended March 31, 2004, the Company sold the remaining 4,000,000 shares of the Las Vegas Securities which the Company had in its portfolio at an average price of $0.31 per share to net the Company $1,240,000.  Subsequently, the Company acquired by means of Private Placement Financing Agreements 4,000,000 Las Vegas Securities at prices ranging between $0.30 and $0.32 per common share for a total amount of $1,225,000. Marketable securities are valued at the lower of cost and market at the balance sheet date.  The cost of all marketable securities which the Company holds is $1,233,200.  The market value of these securities is $1,088,200.  The Company holds 4,000,000 Las Vegas Securities (market value - $1,080,000).

During 2003, the Company entered into a non-brokered private placement with Bedo H. Kalpakian and Jacob H. Kalpakian for 850,000 units of the Company's securities at the price of $0.10 per unit, for total proceeds of $85,000.  Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year.

During 2003, the Company entered into a non-brokered private placement agreement with an investor in respect to the issuance of 1,125,000 common shares at a price of $0.40 per share for gross proceeds of $450,000.

During 2003, the Company entered into a “Debt Settlement Agreement” with a J.W. Murton & Associates, (the “Creditor”) a company owned by a director of the Company.  A total of 89,985 common shares at a price of $0.20 per share have been issued in full satisfaction of the debt totalling $17,997 which was owed by the Company to the Creditor.

During 2003, the Company entered into a non-brokered private placement with an individual for 300,000 common shares at the price of $1.00 per share, for total proceeds of $300,000.  A finder’s fee of 10% was paid to an arms length third party in respect to this non-brokered Private Placement Financing.

During 2003, the Company entered into a non-brokered private placement with an individual for 250,000 common shares at the price of $0.60 per share, for total proceeds of $150,000.  A finder’s fee of 10% was paid to an arms length third party in respect to this non-brokered Private Placement Financing.

On March 10, 2004, the Company entered into a non-brokered private placement with Bedo H. Kalpakian and Jacob H. Kalpakian for 1,000,000 Flow-Through Share Units at the purchase price of $0.10 per unit for total proceeds of $100,000. Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year

Trends

The Marketplace for the on-line Gaming Software, which the Company has an interest in, is constantly undergoing changes.  The operation of the Company’s on-line Gaming Software in which the Company has an interest will rely on the Internet as a means of promoting and selling the card games.  The Internet continues to change and evolve in both its systems and its accepted methods of marketing. The online gaming industry is intensely competitive in all of its respective phases and furthermore it is subject to changes in customer preferences.  Changes in international Governmental regulations and laws could adversely affect the online gaming industry.

In respect to the Company’s Lithium and Extra High Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.  The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods.  The effect of these factors on the price of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted.  Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct impact on the Company’s ability to raise funds for its mineral exploration properties.  A drop in the availability of equity financings will likely impede spending on mineral properties.

Related Party Transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company related by common management and directors.  The Company charges Las Vegas for its proportionate share of payroll expenses and other expenses (“Las Vegas obligations”).  During the twelve month period ended December 31, 2003, Las Vegas has paid to the Company the sum of $185,425 (2002: $174,170) for the Las Vegas obligations which are as follows:  payroll expenses of $155,796 (2002: $142,351) and other expenses of $29,629 (2002: $31,819). Subsequent to August 2001, rent for the office premises is paid by Las Vegas and the Company is charged for its proportionate share which is $7,090 for the twelve month period ended December 31, 2003 (2002: $5,153).

During the three month period ended March 31, 2004, Las Vegas has paid to the Company the sum of $47,401(2003: $56,229) for the Las Vegas obligations which are as follows: payroll expenses of $44,133 (2003: $45,884) and other expenses of 3,268 (2003: $10,345).  Subsequent to August 2001, rent for the office premises is paid by Las Vegas and the Company is charged for its proportionate share which is $1,599 for the three month period ended March 31, 2004. (2003:$1,636).

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain Gaming Software consisting of three card games (the “Gaming Software”).  Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the Gaming Software, as a result of which, the Gaming Software is now equally owned by Las Vegas and the Company.  Las Vegas shall be the operator of the Gaming Software and shall market the three card games.  Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the Gaming Software and the Company shall receive 40%.

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a company related by common directors, dated November 1, 2001 as amended on August 14, 2003 by a resolution of the Directors of Lucky.  Pursuant to the Management Services Agreement, as amended on August 14, 2003, the Company pays Kalpakian Bros. of B.C. Ltd., a management fee of $20,000 plus G.S.T. per month and the Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.

For the twelve month period ended December 31, 2003, the Company has paid to Kalpakian Bros. of B.C. Ltd. $180,000 (2002: $120,000) pursuant to the New Management Services Agreement.   For the three month period ended March 31, 2004, the Company has paid $60,000 (2003: $30,000).

On December 12, 2003, the Company entered into a non-brokered private placement with Bedo H. Kalpakian and Jacob H. Kalpakian for 850,000 units of the Company's securities at the price of $0.10 per unit, for total proceeds of $85,000.  Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year. Subsequent to the new resale rules under Multi Lateral Instrument 45-102, these shares became free trading on April 13, 2004.

On March 10, 2004, the Company entered into a non-brokered private placement with Bedo H. Kalpakian and Jacob H. Kalpakian for 1,000,000 Flow-Through Share Units at the purchase price of $0.10 per unit for total proceeds of $100,000. Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year. Subsequent to the new resale rules under Multi Lateral Instrument 45-102, these shares will become free trading on July 11, 2004.

On March 11, 2003 the Company entered into a Private Placement Financing Agreement with Las Vegas From Home. com Entertainment Inc. (“Las Vegas”), a related Company, and acquired, for investment purposes, 2,500,000 common shares in the capital of Las Vegas at the price of $0.10 per common share, for a total amount of $250,000.  The final approval of the TSX Venture Exchange for this transaction was obtained by Las Vegas on

May 12, 2003.  The Las Vegas common shares owned by Lucky had a hold period which expired on September 13, 2003 (the “Restricted Period”).  After the Restricted Period, all of the 2,500,000 common shares were sold [during fiscal 2003] at an average price of $0.14 per common share to net the Company $354,295.

On September 3, 2003, pursuant to a debt settlement agreement dated August 15, 2003 between the Company and J. W. Murton and Associates, a company owned by a Director of the Company, the Company issued 89,985 common shares at a deemed price of $0.20 per share as full settlement of its outstanding debt of $17,997 to J. W. Murton & Associates.  Subsequent to the new resale rules under MI 45-102, these shares became free trading on March 30, 2004.

On September 8, 2003, the Company entered into a Private Placement Financing Agreement with Las Vegas and acquired for investment purposes, 1,000,000 common shares in the capital of Las Vegas at the price of $0.10 per common share for a total amount of $100,000.  The final approval of the TSX Venture Exchange for this transaction was obtained by Las Vegas on September 15, 2003.  The Las Vegas common shares owned by the Company had a hold period which expired on January 15, 2004 (the “Restricted Period”).

On September 19, 2003, the Company entered into a Private Placement Financing Agreement with Las Vegas whereby the Company acquired for investment purposes, 3,000,000 common shares in the capital of Las Vegas at the price of $0.14 per common share for a total amount of $420,000.  The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on October 3, 2003.  The 3,000,000 Las Vegas common shares owned by the Company had a hold period which expired on February 3, 2004 (the “Restricted Period”).

Changes in Accounting Policies

Effective January 2002, the Company adopted the new Handbook recommendation in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

Financial Instruments and other instruments

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties are assumed to approximate their carrying amounts because of their short term to maturity.  The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.  The Company is not exposed to significant credit risks with respect to its cash and cash held on behalf of related party.

Marketable securities are valued at the lower of cost and market at the balance sheet date.  The Company is exposed to significant market risk with respect to marketable securities.

Analysis of expenses:

For a breakdown of general and administrative expenditures, please refer to the Company’s March 31, 2004 Interim (unaudited) Financial Statements and December 31, 2003 Annual Audited Financial Statements

Outstanding Share Data	No. of Shares	Exercise Price	Expiry Date
Issued and Outstanding as at May 21, 2004	10,924,887	N/A	N/A
Stock Options	1,336,415	US$0.15-Cdn$2.25	May 26/04 to April 21/05
Warrants	8,290,000	Cdn$0.15-$0.20	June 17/04 to March 10/06
Fully Diluted as at May 21, 2004	20,551,302	N/A	N/A

Subsequent Events

The Company entered into a Debt Settlement Agreement on April 8, 2004 for the geological services provided by a company owned by a director of the Company whereby a total of 22,827 common shares of the Company were issued in full satisfaction of the debt totalling $3,424.

The Company entered into Stock Option Agreements on April 21, 2004 to grant an aggregate of 971,175 common shares in the capital of the Company to Directors, Officers, Employees and Consultants at an exercise price of U.S. $0.15 per common share.

At the Annual General Meeting of the Company which was held on April 30, 2004, the shareholders approved the Audited Financial Statements for the year ended December 31, 2003 and the Auditor’s report thereon; the re-election of the Company’s Board of Directors; the re-appointment of the Company’s Auditor, Smythe Ratcliffe, for the ensuing year and, the adoption of the Company’s 2004 Stock Option Plan whereby the Company may reserve for granting to Directors, Officers, Employees and Consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the Notice of Annual General Meeting which has been filed on www.Sedar.com .

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company.

During 2004, Lucky shall, subject to the availability of adequate funding, focus its efforts on conducting exploration works on the Extra High Property.

In order to have a Canadian listing, the Company has applied to have its securities listed on the Canadian Trading and Quotation System Inc., (“CNQ”).   There are no assurances whatsoever that the Company’s application shall be accepted by the CNQ.